Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2023

The board (the “Board”) of directors (the “Directors”) of OneConnect Financial Technology Co., Ltd. (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries and other consolidated entities (collectively, the “Group”) for the six months ended June 30, 2023 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2022.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

•	Revenue from third-party customers decreased 7.0% to RMB637.2 million for the six months ended June 30, 2023 as compared to RMB685.0 million for the corresponding period in 2022.

•	Revenue decreased 11.8% to RMB1,899.3 million for the six months ended June 30, 2023 as compared to RMB2,152.7 million for the corresponding period in 2022.

•	Gross margin was 36.7% for the six months ended June 30, 2023 as compared to 35.3% for the corresponding period in 2022; non-IFRS gross margin[1] was 39.8% for the six months ended June 30, 2023 as compared to 39.4% for the corresponding period in 2022.

•	Operating loss narrowed by 69.5% to RMB192.9 million for the six months ended June 30, 2023, as compared to RMB632.5 million for the corresponding period in 2022. Operating margin narrowed to -10.2% from -29.4% for the corresponding period in 2022.

•	Net loss attributable to shareholders narrowed by 66.1% to RMB190.5 million for the six months ended June 30, 2023, as compared to RMB562.4 million for the corresponding period in 2022. Net margin to shareholders improved to -10.0% for the six months ended June 30, 2023 compared to -26.1% for the corresponding period in 2022.

•	Net loss per ordinary share, basic and diluted, was RMB-0.17 for the six months ended June 30, 2023 as compared to RMB-0.51 for the corresponding period in 2022. Net loss per ADS, basic and diluted, was RMB-5.24 for the six months ended June 30, 2023 as compared to RMB-15.29 for the corresponding period in 2022.

– In RMB’000, except percentages and per ADS amounts

	Six Months Ended June 30,
	2023	2022	YoY
	(Unaudited)	(Unaudited)
Revenue
Revenue from Ping An Group	1,117,649	1,231,282	-9.2%
Revenue from Lufax	144,499	236,463	-38.9%
Revenue from third-party customers[2]	637,198	684,958	-7.0%
Total	1,899,346	2,152,703	-11.8%
Gross profit	696,233	759,283
Gross margin	36.7%	35.3%
Non-IFRS gross margin[1]	39.8%	39.4%
Operating loss	(192,939)	(632,513)
Operating margin	-10.2%	-29.4%
Net loss to shareholders	(190,465)	(562,374)
Net margin to shareholders	-10.0%	-26.1%
Net loss per ADS[3], basic and diluted	(5.24)	(15.29)

Notes:

1	For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non– IFRS Financial Measures”.

2	Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

3	Each American Depositary Share (“ADS”) represents thirty ordinary shares. In December 2022, the Company effected an ADS ratio change to adjust its ordinary share to ADS ratio from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing thirty (30) ordinary shares (the “Ratio Change”). Except otherwise stated, the Ratio Change has been retrospectively applied for all periods presented in this announcement.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. The management of the Company regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. For example, by excluding non-cash items, non-IFRS gross profit and non-IFRS gross margin allow the Company’s management to evaluate the cash conversion of one dollar revenue on gross profit. The Company uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. The Company believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. The Company also believes that presentation of the non-IFRS financial measures provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in its financial and operational decision making so that investors can see through the eyes of the Company’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand the Company’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever the Company uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. Investors and shareholders are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

The following table sets forth unaudited reconciliation of IFRS and non-IFRS results for the period indicated.

	Six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000
Gross profit	696,233	759,283
Gross margin	36.7%	35.3%
Non-IFRS adjustment
– Amortization of intangible assets recognized in cost of revenue	55,165	85,867
– Depreciation of property and equipment recognized in cost of revenue	3,365	1,560
– Share-based compensation expenses recognized in cost of revenue	1,336	1,422
Non-IFRS Gross profit	756,099	848,132
Non-IFRS Gross margin	39.8%	39.4%

BUSINESS REVIEW AND OUTLOOK

Business Review

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “technology + business” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 98% of city commercial banks, 65% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception.

The regulatory authorities have put strategic importance on the digital transformation of financial institutions. In December 2021, the People’s Bank of China issued the FinTech Development Plan (2022-2025) (“Plan”), which proposed the guidelines for Fintech development, and emphasized the importance of accelerating the digital transformation of financial institutions. The Fintech development in the new period, as set out in the Plan, should also focus on technology-driven and data-enabled financial innovation to achieve a leapfrogging improvement in the overall level and core competitiveness by 2025. In January 2022, China Banking and Insurance Regulatory Commission issued the Guidelines on Digital Transformation of Banking and insurance Industry, requiring the top-level design for the digital transformation of financial institution. According to China Insights Industry Consultancy Limited, with the continuous improvement of the digitalization of financial institutions, the total technology spending of financial institutions in China is expected to reach RMB799.3 billion by 2025.

In February 2023, China has rolled out a plan for the overall layout of the country’s digital development, which was jointly released by the Communist Party of China Central Committee and the State Council 《( 數字中國建設整體佈局規劃》) (the “Digital Development Plan”). According to the Digital Development Plan, building a digital China is important for the advancement of Chinese modernization in the digital era, and provides solid support for the development of new advantages in the country’s competitiveness. The Digital Development Plan includes support for the in-depth integration of digital technology and the real economy and the application of digital technology in multiple sectors, including finance sector. Financial institutions are increasingly embracing digital transformation in their strategic plans and ramping up investment in this regard. China’s digital economy is expected to surpass RMB60 trillion ($8.84 trillion) by 2025, according to a forecast by the China Academy of Information and Communications Technology.

In the first half of 2023, we managed to achieve solid financial results. Although our total revenue decreased by 11.8% year-over-year to RMB1.89 billion, our gross margin improved by 1.4 percentage points from 35.3% year-over-year to 36.7%. We also continued to improve our net margin to shareholders, optimizing 16.1 percentage points year-over-year to -10.0%. The number of premium-plus customers decreased year-over-year to 121 from 134 for the same period in 2022, primarily driven by fewer customers in digital banking segment due to slower-than-expected recovery of banking activities.

We continued to implement our second-stage strategy to deepen engagement with our customers, further integrate and upgrade products and expand our financial service ecosystem and overseas markets.

In digital banking, we focus on serving banking financial institutions through two integrated solutions: digital retail banking and digital commercial banking, which help banks to effectively improve operation efficiency and effectiveness in marketing, risk management and business management.

In terms of digital retail banking, we offered two integrated solutions: intelligent operation solution and intelligent risk management solution. Our intelligent marketing solution includes AI banker, intelligent marketing management and analytics platform and end-to-end wealth management platform. Our intelligent operation solution offers scene-based customer group operation service through smart customer benefits management.

Our digital commercial banking solutions integrate an intelligent service platform to assist corporate relationship managers, offers an intelligent product development platform that facilitates the swift design and launch of corporate customer lending products, and an AI-empowered intelligent risk management platform that helps banks manage SME credit risks. Furthermore, we developed SME financing platform for governments and regulator to address SME financing challenges.

In the first half of 2023, we continued to upgrade our products to further broaden use cases through upgrading the algorithm model, expanding system compatibility, optimizing architecture structure in order to improve user experience and application operation effectiveness. We had further breakthrough in self-controlled technology, where we received 4 accreditations. Our products and services continued to receive recognition in the market. For example, our digital lending comprehensive solution was awarded “2022 China Best Supplier of Financial Technology” in the Third Yangtze River Delta Fintech Innovation & Application Global Competition.

Meanwhile, we continued to deepen our cooperation with banks and made several breakthroughs in large banks. In digital retail banking, we delivered smart decision-making consulting to a leading joint-stock bank. We helped the bank to formalize an indicator-driven strategy framework based on retail business scenarios, and built their smart decision platform to drive retail business operation. In digital commercial banking, we continued to deepen our cooperation with policy banks and joint-stock banks through multiple-phases projects. In these projects, we helped banks to monitor credit risk indicators by leveraging leading technologies further e.g. big data, machine learning, natural language processing (NLPs), to identify and mitigate risks. In digitalized management (數字化經營), we helped policy banks and several state-owned enterprise banks to improve their operating data base, establish business measurement analytics and prediction models and enhance operational efficiency to be more digitalized, intelligent and accurate.

In digital insurance, our solution helps insurance companies to digitalize the entire insurance process, helping them handle marketing, customer management and claim processing. We also provide our customers service management platforms. We provide these offerings under our intelligent auto insurance solution and our intelligent life insurance solution.

Our intelligent auto insurance solution helps insurers reduce losses, fight fraudulent claims and improve service quality. This solution integrates technologies, including AI and advanced analytics, and services, to automate the entire claim-processing procedure – claim submission, instant inspections and settlement, appraisal and roadside assistance, and auto parts sourcing. In the first half of 2023, we established collaborations with several new property and casualty insurers on auto claim end-to-end solution projects. Our solution scope extended from auto insurance to the non-auto insurance field for the first time, whereby we established new collaboration with a leading property and casualty insurer in South Korea.

Our intelligent life insurance solution helps insurers improve efficiency, risk control, and customer experience across their sales, policy issuance, policy claims processing and customer service. On March 23, 2023, with Fintech solutions stemmed from large scale business use cases, we entered into an all-round strategic collaboration with Old Mutual, a well-known insurer globally established for more than 179 years, to propel the digital transformation of life insurance business by leveraging both parties’ deep technology expertise and extensive localization experience in financial markets. With digital transformation a priority of Old Mutual’s customer-centric strategy, Old Mutual has been on a multi-year journey towards embedding digitalization across their operations. Our universal agent solution effectively helps agents of Old Mutual in South Africa market improve service efficiency and conversion rate of potential customers, which contributed to their success in the market. Going forward, we will continue to leverage the 30-plus years of experience and technological innovations of Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries (the “Ping An Group”) in the insurance industry to create more high quality solutions applicable to the South African market for Old Mutual. Both parties will adhere to the principle of win-win collaboration, creating a benchmark model for the digital transformation of life insurance companies, and jointly opening a new chapter of digital transformation in the global insurance industry.

In terms of our Gamma Platform, our AI customer service includes modules that use our award-winning AI technology to support financial institutions’ customer service functions, helping them reduce headcount requirements and improve efficiency at their call centers. Our intelligent voice services are not only equipped with advanced underlying AI voice engine and robotics platform technology, but also with models featuring rich financial scenarios and data (such as financial scenario dialogue flow chart, ASR speech recognition, NLP intention understanding), which can standardize AI financial scenarios, processes and training methodologies and enable financial institutions to promote AI remote services more quickly, improve AI application more effectively while reducing operating costs.

In the first half of 2023, our intelligent voice services integrated with Gamma Platform’s visual engines such as facial OCR, as well as front-end risk control applications, to develop a new product – Digital Staff powered Face-to-face Loan Approval. This product was launched for a leading automotive financing company, not only enhancing their efficiency and reducing risks, but also improving the user experience through intelligent human-computer interaction.

Meanwhile, our Gamma Platform made significant breakthroughs in operations and new customer acquisitions, including several new top-tier players from industries such as public service transportation and automotive.

We have continued to expand our overseas presence and achieved strong growth in recent years, especially in Hong Kong and Southeast Asia markets.

In 2020, we successfully launched our virtual bank in Hong Kong, Ping An OneConnect Bank (Hong Kong) Limited (“Ping An OneConnect Bank”). In the first half of 2023, Ping An OneConnect Bank’s total gross revenue increased by 45.2% year-over-year to RMB66 million, while its customer loans and advances increased by 6.5% year-over-year to HK$1.8 billion. Ping An OneConnect Bank is the first virtual bank to provide flexible and efficient banking services with a focus on small and medium-sized enterprises (“SMEs”) in Hong Kong. It was the first virtual bank to participate in the SME Financing Guarantee Scheme launched by the Hong Kong Mortgage Corporation Limited. In terms of credit assessment, Ping An OneConnect Bank adopted alternative data to support its credit decisions, allowing it to better understand SMEs’ financing needs and perform more complete and accurate credit risk assessment. Such a streamlined credit assessment process resulted in a much shorter turnaround time and “time to cash” for SMEs. As of June 30, 2023, amongst all SME loan applications approved by Ping An OneConnect Bank, 34% of which are the first bank loan obtained by those SME customers. This demonstrates that Ping An OneConnect Bank has filled the gap within the market by supporting the underserved SME customers and helping to promote financial inclusion. During the six months ended June 30, 2023, Ping An OneConnect Bank launched two new SME loan services, “eFast Loan” and “Business Revolving Loan”. By leveraging fintech and commercial data, Ping An OneConnect Bank provided more convenient financing services to SMEs from the retail sector with simplified loan application and approval procedures and enabled them to meet their capital requirements and seize business opportunities without hassle. Ping An OneConnect Bank received a number of international awards recognitions, including “Hong Kong’s Best Bank for SMEs” at Asiamoney Best Bank Awards 2023, “Virtual Bank of the Year” at Bloomberg Businessweek/Chinese Edition Financial Institution Awards 2023 and “Virtual Bank of The Year – SME” at The Asset Triple A Digital Awards 2023.

In 2022, Our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has officially been informed of the approval of testing sign-off and independent assessment report and the decision of the Hong Kong Association of Banks to select it as a selected credit reference agency (“CRA”) under the Multiple CRAs Model. Our CRA, which is expected to commence business in late 2023, will tap into the potential in the Great Bay Area from Hong Kong and contribute to credit reference business in the region. As of June 30, 2023, CRA has basically completed initial data load, data cleansing and data verification of 65 credit providers. Meanwhile, CRA has made great progress in the development of personal credit products, SME credit platform and cross-border products. CRA will continue to focus on product development, system construction, and is committed to building a core credit product system through unique business scenarios and data sources, and provide comprehensive credit services for financial institutions in Hong Kong.

We started our business in Southeast Asia since 2018 to tap into Southeast Asia’s RMB10 billion financial digital transformation market. Our customers in Southeast Asia include small-and – medium-sized local banks as well as larger financial institutions, such as top three regional banks, twelve top local banks, and two of the world’s top insurance companies.

In 2022, we established our presence in the Middle East, empowering Abu Dhabi Global Market (ADGM) to build a SME Financing Platform.

In May 2023, we further deepened our cooperation with SB Finance, helping SB Finance to enhance product delivery efficiency, and reduce operational costs and downtime. This collaboration marks a significant milestone in establishing a long-term and close strategic partnership between us and SB Finance.

As of June 30, 2023, we have expanded our overseas presence to 20 countries and territories, covering more than 172 customers.

Business Outlook

In view of the development of digital economy, financial institutions are increasingly embracing digital transformation and more opportunities have been laid out for Fintech expansion.

Looking ahead to the second half of 2023, we will continue to implement our second-stage strategy of deepening customer engagement to focus on serving premium-plus customers and product integration.

For product integration, we will continue to upgrade our solutions through adding new product modules, which have been tested and proven within Ping An Group, empowering customers in digital transformation. Also, we will continue to accelerate product standardization, improve delivery efficiency, and provide customers with full-process digital transformation services.

As for premium-plus customer expansion, we will strengthen our key customer services, and continue to increase sustainable revenue for single products as well as multi-product cross-selling. We will also accelerate the expansion of new customers, to improve market coverage and broaden customer base.

We also expect to continue to invest in research and development activities at a reasonable pace to improve the technologies and applications we employ in providing our solutions, and to optimize our product structure by integrating single-module products to more integrated solutions.

As a key part of our ecosystem strategy, we will keep on exploring partnership with government agencies and industry partners. In overseas business, we will continue to explore opportunities to provide our solutions, which have been tested and proven in China, to underserved overseas markets with robust demands for digital transformation.

We believe economic stimulus will undoubtedly bolster China’s economy over a longer span. However, we do recognize that over the short term our recovery will take some time as a result of the business nature. We will continue with prudent operation in the second half of 2023, focusing on growing revenue from third-party customers, and improving profit margin.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue

	Six Months Ended June 30,
In RMB’000, except percentages	2023	2022	YoY
	(Unaudited)	(Unaudited)
Technology Solution Segment[1]
Implementation	443,023	342,611	29.3%
Transaction-based and support revenue
Business origination services	81,127	219,494	-63.0%
Risk management services	150,317	198,497	-24.3%
Operation support services	471,585	572,105	-17.6%
Cloud services platform	614,620	665,207	-7.6%
Post-implementation support services	25,649	26,794	-4.3%
Others	46,664	82,295	-43.3%
Sub-total for transaction-based and support revenue	1,389,962	1,764,392	-21.2%
Sub-total	1,832,985	2,107,003	-13.0%
Virtual Bank Business
Interest and commission	66,361	45,700	45.2%
Total	1,899,346	2,152,703	-11.8%

Note:

1            Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue decreased by 11.8% to RMB1,899.3 million for the six months ended June 30, 2023 from RMB2,152.7 million for the corresponding period of 2022, primarily as a result of the decrease in revenue from technology solution.

Technology Solution. Our revenue from technology solution decreased by 13.0% to RMB1,833.0 million for the six months ended June 30, 2023 from RMB2,107.0 million for the corresponding period of 2022, primarily as a result of the decrease in revenue generated from business origination services and operation support services. Revenue from business origination services decreased by 63.0% to RMB81.1 million for the six months ended June 30, 2023 from RMB219.5 million for the corresponding period of 2022, primarily due to declined transaction volumes. Revenue from operation support services decreased by 17.6% to RMB471.6 million for the six months ended June 30, 2023 from RMB572.1 million for the corresponding period of 2022, primarily caused by reduced demand for banking customer services operation products and auto ecosystem services. Revenue from implementation increased by 29.3% to RMB443.0 million for the six months ended June 30, 2023 from RMB342.6 million for the corresponding period of 2022, mainly contributed by projects from new customers as well as consistent delivery efforts on existing contracts, especially expanding customer demand for digitalized management (數字化經營).

Virtual Bank Business. Our interest and commission revenue increased significantly to RMB66.4 million for the six months ended June 30, 2023 from RMB45.7 million for the corresponding period of 2022, primarily due to rapid growth in customer demand.

Cost of Revenue

Our cost of revenue decreased by 13.7% to RMB1,203.1 million for the six months ended June 30, 2023 from RMB1,393.4 million for the corresponding period of 2022, primarily as a result of the decrease in cost of revenue of technology solution.

Technology Solution . Our cost of revenue of technology solution decreased by 16.4% to RMB1,146.5 million for the six months ended June 30, 2023 from RMB1,371.8 million for the corresponding period of 2022. The decrease was primarily driven by a decrease in business service fees (which consist of business service fees under technology service fee, business origination fee, and other costs).

Virtual Bank Business . Our cost of revenue of virtual bank business increased by 164.8% to RMB57.2 million for the six months ended June 30, 2023 compared with RMB21.6 million for the corresponding period of 2022, as a result of the rapid growth of our virtual bank’s banking business.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased by 8.3% to RMB696.2 million for the six months ended June 30, 2023 from RMB759.3 million for the corresponding period of 2022. Our gross margin increased to 36.7% for the six months ended June 30, 2023 compared to 35.3% for the corresponding period of 2022, benefitting from on-going product standardization efforts. Our non-IFRS gross profit margin increased to 39.8% for the six months ended June 30, 2023 compared to 39.4% for the corresponding period of 2022.

Operating Expenses

Research and Development Expenses

Our research and development costs decreased by 28.7% to RMB528.0 million for the six months ended June 30, 2023 from RMB740.5 million for the corresponding period of 2022, primarily due to our initiatives to invest in research and development at a reasonable pace and selectively invest in profitable projects.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 40.8% to RMB129.3 million for the six months ended June 30, 2023 from RMB218.3 million for the corresponding period of 2022, mainly due to a decrease in marketing and advertising expenses and a decrease in labor cost in employee benefits expenses.

General and Administrative expenses

Our general and administrative expenses decreased by 39.8% to RMB242.1 million for the six months ended June 30, 2023 from RMB401.9 million for the corresponding period of 2022, primarily due to our ongoing optimization efforts.

Net impairment losses on financial and contract assets

Our net impairment losses on financial and contract assets increased to RMB38.6 million for the six months ended June 30, 2023 from RMB14.9 million for the corresponding period of 2022, primarily due to higher reversal of impairment as a result of receivables collection in the second quarter of the previous year.

Other Income, (Loss)/Gain – Net

We incurred other income, gain-net of RMB48.9 million for the six months ended June 30, 2023 compared to other income loss-net of RMB16.1 million for the corresponding period of 2022, primarily due to a lower foreign exchange loss offset in part by a lower net gain on derivatives.

Finance Income

Our finance income increased by 119.9% from RMB5.2 million for the six months ended June 30, 2022 to RMB11.5 million for the corresponding period in 2023, primarily due to the deposit for restricted swap was converted into a time deposit with higher interest rate as a result of the change in investment structure of Jin Cheng Long Limited (金誠隆有限公司).

Finance Costs

Our finance costs decreased by 40.5% from RMB19.7 million for the six months ended June 30, 2022 to RMB11.7 million for the corresponding period in 2023, primarily due to our lower level of onshore bank borrowings.

Share of Gain of Associate and Joint Venture

Our share of gains of associate and joint venture decreased by 64.7% from RMB20.3 million for the six months ended June 30, 2022 to RMB7.2 million for the corresponding period of 2023, primarily contributed by less profit share from Puhui Lixin due to disposal activity.

Impairment Charges on Associates

Our impairment charges on associates for the six months ended June 30, 2023 was RMB7.2 million compared with nil for the corresponding period of 2022, primarily due to Puhui Lixin disposal.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax decreased to RMB193.1 million for the six months ended June 30, 2023 compared to RMB626.6 million for the corresponding period of 2022.

Income Tax Benefit

Our income tax benefit decreased by 114.8% from RMB36.4 million for the six months ended June 30, 2022 to RMB-5.4 million for the corresponding period in 2023, primarily due to less deferred tax assets were recognised based on the expected taxable profits of the relevant entities.

Loss for the Period

As a result of the foregoing, our loss decreased to RMB198.5 million for the six months ended June 30, 2023 from RMB590.2 million for the corresponding period of 2022.

Cash Flow Data

For the six months ended June 30, 2023, our net cash used in operating activities was RMB632.9 million, net cash generated from investing activities was RMB298.1 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss, which was related to our cash management activities, and net cash used in financing activities was RMB88.9 million primarily due to repayments of short-term borrowings and lease payments. For the corresponding period of 2022, our net cash used in operating activities was RMB793.1 million, net cash generated from investing activities was RMB1,507.9 million and net cash used in financing activities was RMB692.3 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by, our profitability.

Liquidity and Capital Resources

For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position.

Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of June 30, 2023, we had cash and cash equivalents of RMB1,519.5 million (December 31, 2022: RMB1,907.8 million), restricted cash of RMB202.1 million (December 31, 2022: RMB343.8 million) and financial assets at fair value through profit or loss of RMB771.8 million (December 31, 2022: RMB690.6 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps.

Borrowings

As of June 30, 2023, we had short-term borrowings of RMB256.4 million (December 31, 2022: RMB289.1 million). We had credit facilities primarily with three Chinese banks in the aggregate of committed credit of RMB700 million. The weighted average annual interest rate under our outstanding borrowings was 4.63% (December 31, 2022: 4.61%). None of our credit facilities contain a material financial covenant.

Pledge of Assets

As of June 30, 2023, among our restricted cash, RMB44.7 million were pledged for currency swaps, and RMB7.7 million were pledged for business guarantees.

Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

Gearing Ratio

As of June 30, 2023, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 10.3% (as of December 31, 2022: 11.6%).

Significant Investments

The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments during the six months ended June 30, 2023.

Material Acquisitions and Disposals

On June 12, 2023, we completed the disposal of the Group’s 40% equity interest in Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) (“Puhui Lixin”) to Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司) at a consideration of RMB199,200,000. Upon the completion, we no longer held any equity interest in Puhui Lixin. For further details, please refer to the announcement published by the Company on November 24, 2022, the circular published by the Company on February 20, 2023 and the announcement published by the Company on April 4, 2023.

Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2023.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as at June 30, 2023.

Contingent Liabilities

We had no material contingent liabilities as of June 30, 2023.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB19.0 million for the six months ended June 30, 2023, as compared to RMB38.0 million for the corresponding period in 2022. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at June 30, 2023, we had no capital commitment (as of December 31, 2022: Nil).

Risk Management

Currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates.

We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items.

Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk.

Interest rate risk of the Group is mainly from mismatches in the interest rate profiles of assets, liabilities and capital instruments in Virtual Bank Business.

Employees and Remuneration

As of June 30, 2023, we had a total of 2,568 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of June 30, 2023:

Function	As of June 30, 2023
Research and Development	1,425
Business Operations	347
Sales and Marketing	525
General Administration	271

Total	2,568

For the six months ended June 30, 2023, our employee benefit expenses amounted to RMB681.1 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.

We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Six months ended June 30,
		2023	2022
	Note	RMB’000	RMB’000
		(Unaudited)	(Unaudited)
Revenue	3	1,899,346	2,152,703
– Technology Solutions		1,832,985	2,107,003
– Virtual Bank Business		66,361	45,700
Cost of revenue		(1,203,113)	(1,393,420)

Gross profit		696,233	759,283
Research and development expenses		(528,039)	(740,513)
Selling and marketing expenses		(129,252)	(218,342)
General and administrative expenses		(242,118)	(401,921)
Net impairment losses on financial and contract assets		(38,643)	(14,925)
Other income, gains or loss – net		48,880	(16,095)

Operating loss		(192,939)	(632,513)
Finance income		11,516	5,236
Finance costs		(11,698)	(19,661)

Finance costs – net		(182)	(14,425)
Share of gain of associate and joint venture – net		7,157	20,302
Impairment charges on associates		(7,157)	–

Loss before income tax		(193,121)	(626,636)
Income tax (expense)/benefit	4	(5,402)	36,444

Loss for the period		(198,523)	(590,192)

Loss attributable to:
–Owners of the Company		(190,465)	(562,374)
– Non-controlling interests		(8,058)	(27,818)

		(198,523)	(590,192)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

		Six months ended June 30,
		2023	2022
	Note	RMB’000	RMB’000
		(Unaudited)	(Unaudited)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences		17,370	233,721
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income		1,057	3,713
Items that will not be subsequently reclassified to profit or loss
– Foreign currency translation differences		44,191	–
		62,618	237,434
Total comprehensive loss for the period		(135,905)	(352,758)

Total comprehensive loss attributable to:
– Owners of the Company		(127,847)	(324,940)
– Non-controlling interests		(8,058)	(27,818)
		(135,905)	(352,758)
Loss per share attributable to owners of the Company (expressed in RMB per share)
–Basic and diluted	5	(0.17)	(0.51)
Loss per ADS attributable to owners of the Company (expressed in RMB per share)
–Basic and diluted	5	(5.24)	(15.29)

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	As at June 30, 2023 RMB’000	As at December 31, 2022 RMB’000
		(Unaudited)
ASSETS
Non-current assets
Property and equipment		116,782	151,401
Intangible assets		526,225	570,436
Deferred tax assets		768,277	765,959
Investments accounted for using the equity method		–	199,200
Financial assets measured at fair value through other comprehensive income		816,573	821,110

Total non-current assets		2,227,857	2,508,106

Current assets
Trade receivables	6	1,190,632	940,989
Contract assets		100,890	122,628
Prepayments and other receivables		1,097,715	1,078,604
Financial assets measured at amortized cost from virtual bank		2,377	44
Financial assets measured at fair value through other comprehensive income		1,310,160	1,233,431
Financial assets measured at fair value through profit or loss		771,828	690,627
Derivative financial assets		59,631	56,363
Restricted cash and time deposits over three months		202,136	343,814
Cash and cash equivalents		1,519,513	1,907,776

Total current assets		6,254,882	6,374,276

Total assets		8,482,739	8,882,382

CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

	Note	As at June 30, 2023 RMB’000	As at December 31, 2022 RMB’000
		(Unaudited)
EQUITY AND LIABILITIES
Equity
Share capital		78	78
Shares held for share incentive scheme		(149,544)	(149,544)
Other reserves		11,017,947	10,953,072
Accumulated losses		(7,701,364)	(7,510,899)

Equity attributable to equity owners of the Company		3,167,117	3,292,707
Non-controlling interests		(18,276)	(14,652)

Total equity		3,148,841	3,278,055

LIABILITIES
Non-current liabilities
Trade and other payables	7	123,916	132,833
Contract liabilities		18,546	19,977
Deferred tax liabilities		3,637	5,196

Total non-current liabilities		146,099	158,006

Current liabilities
Trade and other payables	7	2,409,360	2,531,273
Payroll and welfare payables		317,590	431,258
Contract liabilities		139,701	166,650
Short-term borrowings		256,418	289,062
Customer deposits		1,972,532	1,929,183
Other financial liabilities from virtual bank		92,198	89,327
Derivative financial liabilities		–	9,568

Total current liabilities		5,187,799	5,446,321

Total liabilities		5,333,898	5,604,327

Total equity and liabilities		8,482,739	8,882,382

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1	GENERAL INFORMATION AND BASIS OF PRESENTATION

1.1	General information

OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022.

On November 30, 2022, the Company announced its plans to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to three ordinary shares to a new ADS Ratio of one ADS to thirty ordinary shares. The change in the ADS Ratio became effective on December 12, 2022. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of one ADS to three ordinary share to a new Ratio of one ADSs to thirty ordinary shares occurred at the beginning of the earliest period presented.

The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

The condensed consolidated interim financial information comprises the condensed consolidated balance sheet as at June 30, 2023, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising material accounting policy information and other explanatory information (the “Interim Financial Information”). The Interim Financial Information are presented in Renminbi (“RMB”), unless otherwise stated. The Interim Financial Information have not been audited.

1.2	Basis of preparation and presentation

This Interim Financial Information has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”.

The Interim Financial Information does not include all the notes of the type normally included in an annual financial report. Accordingly, it is to be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as set out in the 2022 annual report of the Company dated on April 24, 2023 (the “Financial Statements”).

These condensed interim financial statements were approved for issue on August 16, 2023.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are generally consistent with those used in the Financial Statements in all material aspects, which have been prepared in accordance with IFRS under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through profit of loss (“FVPL”), financial assets measured at fair value through other comprehensive income (“FVOCI”), certain other financial liabilities, which are carried at fair values.

Taxes on income for the interim period are accrued using the estimated tax rates that would be applicable to expected total annual assessable profit.

(a)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2023:

•	IFRS 17 – Insurance Contracts

•	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

•	Amendments to IAS 8 – Definition of Accounting Estimates

•	Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

•	Amendment to IAS 12 – International tax reform – pillar two model rules

The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(b)	New standards and amendments to standards and interpretations not yet adopted

Several new standards and amendments to standards and interpretations have been issued but not effective during the six months ended June 30, 2023 and have not been early adopted by the Group in preparing this historical financial information:

Effective for annual periods beginning on or after
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1 – Non-current liabilities with covenants	January 1, 2024
Amendments to IFRS 16 – Lease liability in sale and leaseback	January 1, 2024
Amendments to IAS 7 and IFRS 7 – Supplier finance arrangements	January 1, 2024
Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Ventur	To be determined

The above new standards, new interpretations and amended standards are not expected to have a material impact on the historical financial information of the Group.

3	Revenue

(a)	Disaggregation of revenue from contracts with customers

	Six months ended June 30,
	2023 RMB’000	2022 RMB’000
	(Unaudited)	(Unaudited)
– Technology Solutions Implementation	443,023	342,611
Transaction based and support revenue
– Operation support services	471,585	572,105
– Business origination services	81,127	219,494
– Risk management services	150,317	198,497
– Cloud services platform	614,620	665,207
– Post-implementation support services	25,649	26,794
– Others	46,664	82,295
	1,832,985	2,107,003

Disaggregation of revenue by timing of transfer of services over   time or at a point in   time is set out below:

(Unaudited)	At a point in time	Over time	Total
Six months ended June 30, 2023
Implementation	29,442	413,581	443,023
Transaction based and support revenue
– Operation support services	158,730	312,855	471,585
– Business origination services	81,127	–	81,127
– Risk management services	150,317	–	150,317
– Cloud services platform	–	614,620	614,620
– Post-implementation support services	–	25,649	25,649
– Others	46,572	92	46,664
	466,188	1,366,797	1,832,985

(Unaudited)	At a point in time	Over time	Total
Six months ended June 30, 2022
Implementation	–	342,611	342,611
Transaction based and support revenue
– Operation support services	190,624	381,481	572,105
– Business origination services	219,494	–	219,494
– Risk management services	198,497	–	198,497
– Cloud services platform	–	665,207	665,207
– Post-implementation support services	–	26,794	26,794
– Others	82,137	158	82,295
	690,752	1,416,251	2,107,003

During the six months ended June 30, 2023 and 2022, the Group mainly operated in PRC and most of the revenue were generated in PRC.

(b)	Interest and commission income

	Six months ended June 30,
	2023 RMB’000	2022 RMB’000
	(Unaudited)	(Unaudited)
– Virtual Bank Business
Interest and commission	66,361	45,700

4	INCOME TAX (EXPENSE)/BENEFIT

The income tax benefit of the Group for the six months ended June 30, 2023 and 2022 are analyzed as follows:

	Six months ended June 30,
	2023 RMB’000	2022 RMB’000
	(Unaudited)	(Unaudited)
Current income tax	(9,279)	(13,534)
Deferred income tax	3,877	49,978
Income tax (expense)/benefit	(5,402)	36,444

(a)	PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable.

OneConnect Smart Technology Co., Ltd. (Shenzhen) (“Shenzhen OneConnect”), Beijing Vantage Point Technology Co., Ltd. (“Vantage Point Technology”), Beijing BER Technology Company Ltd. (“BER Technology”) and Shenzhen E-Commerce Safety Certificates Administration Co., Ltd. (“Shenzhen CA”) as subsidiaries of the Group, were established in mainland China. They were eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise” and were entitled to a preferential income tax rate of 15%.

Shenzhen OneConnect Technology Services Co.,Ltd (“Shenzhen OneConnect Technology”) and Ping An OneConnect Cloud Technology Co., Ltd. (“OneConnect Cloud Technology”) as subsidiaries of the Group, were established in the China (Guangdong) Pilot Free Trade Zone Qianhai & Shekou Area of Shenzhen and accordingly is entitled to a reduced income tax rate of 15%.

(b)	Cayman Islands Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.

(c)	Hong Kong Income Tax

The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax for the six months ended June 30, 2023 and 2022.

(d)	Singapore Income Tax

The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profit that was subject to Singapore profits tax for the six months ended June 30, 2023 and 2022.

(e)	Indonesia Income Tax

The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 22% on the taxable profits for the six months ended June 30, 2023 and 2022.

(f)	Malaysia Income Tax

The Malaysia income tax rate is 24%. No Malaysia profits tax was provided for as there was no estimated taxable profit that was subject to Malaysia profits tax for the six months ended June 30, 2023 and 2022.

(g)	Philippines Income Tax

The Philippines income tax rate is 25%. No Philippines profits tax was provided for as there was no estimated taxable profit that was subject to Philippines profits tax for the six months ended June 30, 2023 and 2022.

(h)	PRC Withholding Tax (“WHT”)

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

For the six months ended June 30, 2023 and 2022, the Group has deficits in retained earnings, so no withholding tax is provided.

5	LOSS PER SHARE

	Six months ended June 30,
	2023 RMB’000	2022 RMB’000
	(Unaudited)	(Unaudited)
Net loss for the period attributable to owners of the Company	(190,465)	(562,374)
Weighted average number of ordinary shares in issue (in ’000 shares)	1,089,589	1,103,087

Basic loss per share (RMB yuan)	(0.17)	(0.51)

Diluted loss per share (RMB yuan)	(0.17)	(0.51)

Basic loss per ADS (RMB yuan) (Note)	(5.24)	(15.29)

Diluted loss per ADS (RMB yuan) (Note)	(5.24)	(15.29)

Note: One ADS represented thirty ordinary shares of the Company.

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the six months ended June 30, 2023 and 2022.

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at June 30, 2023 and 2022 has taking into account the shares held for share incentive scheme purpose.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme for six months ended June 30, 2023 and 2022 have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the six months ended June 30, 2023 and 2022 were the same as basic loss per share for the period.

6	TRADE RECEIVABLES

	As at	As at
	June 30,	December 31,
	2023 RMB’000	2022 RMB’000
	( Unaudited)
Trade receivables	1,269,270	998,036
Less: impairment loss allowance	(78,638)	(57,047)
	1,190,632	940,989

Trade receivables and their aging analysis, based on recognition date, are as follows:

	As at	As at
	June 30,	December 31,
	2023 RMB’000	2022 RMB’000
	(Unaudited)
Up to 1 year	1,190,254	932,479
1 to 2 years	62,679	42,752
2 to 3 years	10,414	13,857
Above 3 years	5,923	8,948
	1,269,270	998,036

7	TRADE AND OTHER PAYABLES

	As at	As at
	June 30,	December 31,
	2023 RMB’000	2022 RMB’000
	(Unaudited)
Trade payables (Note(a))
Due to related parties	254,697	442,007
Due to third parties	197,963	311,610

	452,660	753,617

Redemption liability (Note(b))	232,951	243,937
Accrued expenses	493,415	516,240
Security deposits	171,825	160,814
Lease liabilities	68,927	91,583
Amounts payable for purchase of shares held for share
incentive scheme	88,280	88,280
Other tax payables	44,099	51,913
Amounts due to related parties	833,419	644,900
Others	147,700	112,822

	2,533,276	2,664,106

Less: non–current portion
Lease liabilities	(35,636)	(44,553)
Amounts payable for purchase of shares held for share incentive scheme	(88,280)	(88,280)

	(123,916)	(132,833)

	2,409,360	2,531,273

(a)	As at June 30, 2023 and December 31, 2022, based on recognition date, the aging of the trade payables are mainly within one year.

(b)	The Group acquired the remaining 20% equity interests of BER Technology and relevant redemption liability has been settled as at June 30, 2023.

8	DIVIDENDS

No dividends were paid or declared by the Company for the six months ended June 30, 2023 and 2022.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange during the six months ended June 30, 2023.

Compliance with the Corporate Governance Code

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

The Board is of the view that the Company has complied with all applicable code provisions of the Corporate Governance Code during the six months ended June 30, 2023, save for code provision C.2.1 of the Corporate Governance Code.

Code provision C.2.1 of the Corporate Governance Code states that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company has appointed Mr. Chongfeng Shen as both the chairman of the Board and the chief executive of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions.

Having made specific enquiries to all of the Directors of the Company, all Directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code during the six months ended June 30, 2023.

Audit Committee

We have established an audit committee comprising of 3 members, being Mr. Tianruo Pu (as the chairperson), Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The audit committee has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2023.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2023 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2023.

Publication of interim results and interim report

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://irhk.ocft.com). The interim report for the six months ended June 30, 2023 will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward- looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, lagging effect of businesses’ recovery and its potential impact on the Company’s business and financial performance and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, August [16], 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive Directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive Directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive Directors.